LEAD INVESTOR



John Meyer PharmD, MBA

I love Pills2Me's mission and the solution is a no-brainer. As a pharmacist myself, I see patients go through this problem on a daily basis. Pills2Me will not only help patients live better, but will help pharmacies increase revenue by reducing the number of medications returned to stock. With so many inefficiencies in the retail pharmacy space, I see a lot of room for Pills2Me to grow as they scale. They also have a great team with diverse skills that can make this happen. They are already helping the most vulnerable in our communities and I'm happy knowing that my investment is going to a good cause. I've had the pleasure of working with Leslie for the last 5 years and have seen him inspire others to lead the way in pharmacy and medical technology. I am excited to watch our company outmaneuver sluggish retail chains and supercharge independent pharmacy revenue by taking the lead for their logistics.

Invested $1,000 this round & $10,000 previously